

April 23, 2015

Via E-mail
Mr. Richard A. Burnett
Chief Financial Officer
EXCO Resources, Inc.
12377 Merit Drive, Suite 1700
Dallas, TX 75251

> **Re: EXCO Resources, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2014**
> **Filed February 25, 2015**
> **Response Letter dated April 2, 2015**
> **File No. 1-32743**

Dear Mr. Burnett:

We have reviewed your filing and response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2014

Management's Discussion and Analysis, page 49

Overview and history, page 49

1.   We note your response to prior comment 3 regarding various disclosures about the effects that changes in oil and gas prices may have on your operations. You indicate that recent changes in the market for oil and gas were taken into account in estimating your proved reserves. However, the rationale for your disclosure on page 65, stating that you plan to defer a significant amount of development until commodity prices improve, remains unclear. Tell us whether this disclosure correlates with expectations that were formulated subsequent to estimating your proved reserves, or to changes that are already reflected in the development schedules underlying your 2014 year-end estimates. If the later, please submit a comparison of the detailed 2013 and 2014 year-end development schedules for

your proved undeveloped reserves, stratified by the year in which those reserves were originally booked, and identify the changes that relate to the deferral, including quantification of any reserves that were de-booked. Please also submit the revisions that you propose to clarify context for the disclosure referenced above and to address any reasonably possible future change in your development plans.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Attorney-Advisor, at (202) 551-3763 or Laura Nicholson, Senior Counsel, at (202) 551-3584 with any other questions.

Sincerely,

/s/ Karl Hiller *for*

H. Roger Schwall
Assistant Director